Exhibit 3.1.2

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1	Corporate name Dénomination
sociale ProMIS
Neurosciences Inc.
2	Corporation number
Numéro de la société
4324617
3	The articles are amended as follows
Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l'annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation.
Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

/s/ Eugene Williams
Eugene Williams
(617) 460-0978

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

SCHEDULE A

to

ARTICLES OF AMENDMENT

OF

PROMIS NEUROSCIENCES INC.

The articles of the Corporation are amended as follows:

A.	by creating a series of the Preferred Shares being the Series 1 Preferred Shares;

B.	after giving effect to the foregoing, by changing the reference to the authorized capital of the Corporation to provide that:

The classes and any maximum number of shares that the Corporation is authorized to issue shall be as follows:

(i)      an unlimited number of Common Shares;

(ii)     an unlimited number of Preferred Shares, issuable in series;

(iii)    70,000,000 Series 1 Preferred Shares; and

C.	by creating and attaching the rights, privileges, restrictions and conditions to the Series 1 Preferred Shares, as follows:

I.             SERIES 1 PREFERRED SHARES

1.            Dividends.

The holders of the Series 1 Preferred Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when dividends are declared by the directors on the Common Shares out of moneys properly applicable to the payment of dividends, in such amount and in such form as the directors may from time to time determine. Dividends paid on Series 1 Preferred Shares will be paid pro rata with dividends paid to holders of Common Shares.

2.            Priority upon Liquidation.

2.1          Preferential Payments to Holders of Series 1 Preferred Shares.

In the event of any liquidation, dissolution or winding up of the Corporation or any distribution of its assets for the purpose of winding up its affairs, the Series 1 Preferred Shares then outstanding shall be redeemed by the Corporation and the redemption price shall be satisfied out of the assets of the Corporation available for distribution, before any payment is made to the holders of Common Shares by reason of their ownership thereof.

The redemption price shall be US$0.10 per Series 1 Preferred Share. Upon satisfaction of the redemption price per Series 1 Preferred Share, holders of Series 1 Preferred Shares shall cease to have any rights with respect to remaining assets of the Coproration.

3.             Optional Conversion.

The holders of Series 1 Preferred Shares have conversion rights as follows (the “Conversion Rights”):

3.1          Right to Convert.

3.1.1      Conversion Ratio.

Each Series 1 Preferred Share shall be convertible, at the option of its holder, at any time and from time to time, and without the payment of additional consideration by its holder, on the basis of one fully paid and non-assessable Common Share for each Series 1 Preferred Share. The conversion shall be subject to the adjustment as provided below.

3.1.2      Termination of Conversion Rights.

In the event of a liquidation, dissolution or winding up of the Corporation, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series 1 Preferred Shares; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Series 1 Preferred Shares as a result of the liquidation, dissolution or winding up of the Corporation.

3.2	Mechanics of Conversion.

3.2.1       Notice of Conversion.

In order for a holder of Series 1 Preferred Shares to voluntarily convert Series 1 Preferred Shares into Common Shares, such holder shall (a) provide written notice to the Corporation’s registered office that the holder elects to convert all or any number of the holder’s Series 1 Preferred Shares and, if applicable, any event on which the conversion is contingent and (b), if the holder’s Series 1 Preferred Shares are certificated, surrender the certificate or certificates for the Series 1 Preferred Shares (or, if the registered holder alleges that the certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of the certificate), at the registered office of the Corporation. Such notice shall state the holder’s name or the names of the nominees in which the holder wishes the Common Shares to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly signed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the Corporation of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the “Conversion Time”), and the Common Shares issuable upon conversion of the Series 1 Preferred Shares shall be deemed to be outstanding of record as of that date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to the holder of Series 1 Preferred Shares, or to his, her or its nominees, a certificate, certificates or DRS Statement for the number of full Common Shares issuable upon such conversion in accordance with these provisions and a certificate for the number (if any) of Series 1 Preferred Shares represented by the surrendered certificate that were not converted into Common Shares, and (ii) pay all declared but unpaid dividends on the Series 1 Preferred Shares converted.

4.            Mandatory Conversion.

4.1          Trigger Event.

After June 30, 2022 upon the Corporation raising gross proceeds of US$30,000,000 from the sale of equity securities or securities convertible into equity securities (the “Mandatory Conversion Event”), then all outstanding Series 1 Preferred Shares shall automatically convert into Common Shares at the conversion ratio pursuant to Section 3.1.1.

4.2          Mechanics of Conversion.

All holders of record of Series 1 Preferred Shares shall be sent written notice of the Mandatory Conversion Event. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Event. Upon receipt of such notice, each holder of Series 1 Preferred Shares in certificated form shall surrender, if applicable, his, her or its certificate or certificates for all Series 1 Preferred Shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in the notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly signed by the registered holder or by his, her or its attorney duly authorized in writing.

All rights with respect to the Series 1 Preferred Shares converted under Section 4.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Shares), will terminate at the Mandatory Conversion Event (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or before such time), except only the rights of the holders of Series 1 Preferred Shares, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, except only the right of their holders to receive Common Shares in exchange therefor and to receive payment of any dividends declared but unpaid on the Series 1 Preferred Shares.

5.            General.

5.1          No Fractional Shares.

No fractional Common Shares shall be issued upon conversion of the Series 1 Preferred Shares. In lieu of any fractional Common Shares to which the holder would otherwise be entitled, the number of Common Shares to be issued upon conversion of the Series 1 Preferred Shares shall be rounded to the nearest whole share.

5.2          Reservation of Shares.

The Corporation shall at all times when Series 1 Preferred Shares are outstanding reserve and keep available out of its authorized but unissued Common Shares, for the purpose of effecting the conversion of the Series 1 Preferred Shares, such number of its duly authorized Common Shares as are from time to time is sufficient to effect the conversion of all outstanding Series 1 Preferred Shares.

5.3          Effect of Conversion.

All Series 1 Preferred Shares converted into Common Shares will no longer be deemed to be outstanding and all rights with respect to such Series 1 Preferred Shares will immediately cease and terminate at the Conversion Time, except only the right of their holders to receive Common Shares in exchange therefor and to receive payment of any dividends declared but unpaid on the Series 1 Preferred Shares.

5.4          Adjustments for Other Dividends and Distributions.

If the Corporation, at any time or from time to time, makes or issues, or fixes a record date for the determination of holders of Common Shares entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of Common Shares in respect of outstanding Common Shares) or in other property and Section 1 does not apply to such dividend or distribution, then and in each such event the holders of Series 1 Preferred Shares shall receive, simultaneously with the distribution to the holders of Common Shares and pro rata with the holders of Common Shares, a dividend or other distribution of such securities or other property in an amount equal to the amount of the securities or other property as they would have received if all outstanding Series 1 Preferred Shares had been converted into Common Shares on the date of such event.

5.5          Adjustments for Amalagmation or Reorganization.

If there shall occur any reorganization, recapitalization, reclassification, consolidation or amalgamation or other similar transaction involving the Corporation in which the Common Shares (but not the Series 1 Preferred Shares) is converted into or exchanged for securities, cash or other property then, following any such reorganization, recapitalization, reclassification, consolidation, amalgamation or other similar transaction, each Series 1 Preferred Share shall thereafter be convertible, in lieu of the Common Shares into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holders of Common Shares received upon the occurrence of such reorganization, recapitalization, reclassification, consolidation, amalgamation or other similar transaction would have been entitled to receive pursuant to such transaction.